EXHIBIT 99.1

XORTX Announces Election to Voluntary Delist from the TSX Venture Exchange

CALGARY, Alberta, June 12, 2026 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease, announces that the Company has elected to voluntarily delist its common shares from the TSX Venture Exchange (“TSXV”). The Company will provide additional information on timing for the completion of the delisting of its common shares in a separate press release.

This decision was taken following a comprehensive evaluation, the Company determined that maintaining a dual listing on the TSXV does not justify the associated costs and administrative requirements and presents challenges due to the different regulatory environments. It is envisioned that the voluntary delisting will eliminate duplicative exchange fees, reduce legal and accounting expenses, optimize company financing initiatives and minimize regulatory complexity, and enable greater management focus on the advancement of the XRx-026 program for the treatment of gout for long-term shareholder value creation.

All shareholders, including Canadian shareholders, will continue to maintain full trading access of their common shares on Nasdaq. No action is required by shareholders in connection with the voluntary delisting. Shareholders with account-specific questions are encouraged to contact their respective brokers.

The voluntary delisting from the TSXV was approved by the Company's Board of Directors. In accordance with TSXV policies, shareholder approval is not required as the Company’s common shares are listed on an acceptable alternative market. XORTX will continue to be a reporting issuer under applicable securities laws in Alberta, British Columbia and Ontario.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead program XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy and recently acquired VB4-P5 program, which is currently at the pre-IND stage of development and targets both rare and prevalent forms of kidney disease. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com	nick@alpineequityadv.com
+1 403 455 7727	+1 617 901 0785

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements include, but are not limited to, the Company's beliefs, plans, goals, objectives, expectations, assumptions, estimates, intentions, future performance, other statements that are not historical facts and statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks, uncertainties, and other factors include, but are not limited to our ongoing compliance with Nasdaq listing standards; the success and timing of our preclinical studies and clinical trials; our plans to develop and commercialize our product candidates; and our plans to advance research in other kidney disease applications. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.